Mail Stop 3561

February 8, 2008

Adam Anthony
Chief Executive Officer, President and
          Chief Financial Officer
Aftermarket Enterprises, Inc.
4339 Santa Fe Road #48-D
San Luis Obispo, CA 93401-3306

> **Re: Aftermarket Enterprises, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed January 10, 2008**
> **File No. 333-141676**

Dear Mr. Anthony:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2

Prospectus Cover Page

1. Please revise the date of the prospectus to refer to 2008, rather than 2007.

Dilution, page 8

2. It appears that you have not properly computed your net tangible book value as of September 30, 2007. Please revise as appropriate. In this regard, we note that the revision of the net tangible book value will impact the calculated amounts included in the dilution table and the related disclosures in the first section of the Risk Factors Relating to the Offering disclosures on page 7.

Use of Proceeds, page 9

3. Please revise the Maximum Amount column header for the use of proceeds to reflect a maximum amount of $200,000 instead of $250,000. If this is not a typographical error, please supplementally explain.

Plan of Distribution, page 10

4. In the last paragraph on page 10, you indicate that you will have "to receive approval of (sic) from the SEC on the post-effective amendment." Please be advised that the Securities and Exchange Commission does not approve the post-effective amendment, as you have acknowledged on the cover page of your prospectus. If you mean to say that the post-effective amendment will need to be declared effective by the SEC, please revise to state this or remove this language.

Certain Relationships and Related Transactions, page 23

5. Please revise your discussion to disclose the conversion price you utilized in issuing the shares to the holders of the Holmes and Ascendiant Notes and explain how you arrived at this price.

Executive Compensation, page 25

6. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Financial Statements

General

7. Please update the financial statements and the related management's discussion and analysis discussion as needed. In this regard, note that your filing must include audited financial statements for the year ended December 31, 2007 if your registration statement is not effective by February 14, 2008. Refer to Item 310(g) of Regulation S-B.

Aftermarket Enterprises, Inc.

Consolidated Balance Sheets, page F-2

8. Please revise the Common Stock line item caption to disclose the number of shares issued and outstanding as of each date reflected in your balance sheet. Also clarify why the issuance of 492,452 shares during the three months ended September 30, 2007 did not impact the calculation of the weighted average number of shares reflected in the unaudited consolidated statements of operations on page F-3 for the three and nine months ended September 30, 2007. We may have further comment.

Income Taxes, page F-14

9. You indicate in your response to comment 7 in our letter dated November 6, 2007 that the income tax footnote has been revised to include appropriate disclosures under paragraphs 43-49 of SFAS 109. We note no such expanded disclosure in your summary of significant accounting policies. At a minimum, please provide the disclosure specified by paragraphs 47 and 48.a of SFAS no. 109.

Revenue Recognition, page F-15

10. We have reviewed your response and expanded disclosure in response to comment 8 in our letter dated November 6, 2007. Please address the following:

- You indicate in the first sentence of your revised revenue recognition disclosure that revenue is recognized as earned when the customer's credit card is authorized for the amount of the sale. It appears, however, that products are not shipped until approximately 24-48 hours later. Due to this lag time between the date of credit card authorization and the date of shipment, please tell us and further revise your disclosure to clarify how you have satisfied all of the revenue recognition criteria detailed in SAB Topic 13:1, specifically that delivery has occurred, on the date of credit card authorization.

- For those orders placed with suppliers who do not notify you of the exact time of shipment, you indicate that you assume that the product has been shipped within the agreed 24-48 hours of submission unless you are notified of a product on backorder. Please further expand your disclosure to more explicitly indicate the date on which revenue is recognized for the orders not on backorder that are shipped by these suppliers. Also, please tell us whether you regularly monitor your supplier's compliance with its agreement to ship items within 24-48 hours of receipt of the order. In your response, tell us if you have compared your estimates of delivery times to actual historical experience and, if not, why not.

- With regard to products that are on backorder, you first indicate that you wait until the third business day following the submission of the order to charge the customer's credit card and recognize the revenue. You then indicate that if an order is on backorder status, you wait until you receive notice that the order has been shipped. We presume that if an order is on backorder status, the date of shipment is likely to occur beyond a three day period from the date the order is placed. Therefore, it is unclear whether all of the revenue recognition criteria detailed in SAB Topic 13:1, specifically that delivery has occurred, have been met on the third business day following the submission of the order that is on backorder. Please further revise your policy disclosure to clarify your accounting treatment for the recognition of revenue for orders on backorder status.

This comment also applies to the revenue recognition policy disclosure of Aftermarket Express, Inc. in Note 1 on page F-30.

Signatures, page II-4

11. We note your response to comment 16 of our letter dated November 6, 2007. While you have revised your disclosure in response to this comment, you have not dated your signature page. Please ensure that you do so in your next amendment.

Exhibit 23.2

12. Please update your independent auditor's consent with your amendment.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Victor D. Schwarz, Esq.
        Via Facsimile